Exhibit 99.1

March 14, 2007

To the shareholders:

Teamwork is required for a company to grow and meet the needs of its customers. This past year was a good demonstration of teamwork between our internal employees, our manufacturers’ representatives, distributors that sell our products, and our customers. I want to thank each of these people for working together and dedicating themselves to meeting the requests of our customers and providing the outstanding level of customer support that we are known for.

Sales in the Controls division increased 20% over 2005 with a total sales amount of $5,203,000. There was a significant amount of products sold in the biofuels and power generation areas. These are areas of growth and opportunity for our products since there are large material handling systems required at these plants and processing facilities. There was growth in all of the industries that we serve both for plant expansions and also to equipment builders. To continue on with our plan of building our sales channel, we added one new manufacturers’ representative in Tennessee, and three new international exclusive distributors. Our sales team traveled with our representatives and distributors doing training and joint sales calls. By doing this, we continue to increase our face time with customers and understand and help them with their product needs. In the product development area, new products include a speed sensor that communicates directly on DeviceNet, a position monitor for rotary distributors, and a new speed switch designed specifically for OEM’s and international sales. Our product line now includes products to monitor the shaft speed, position, material levels, and vibration of machines and processes.

The AutoData Systems division experienced a decline in sales of 7%. We are working to develop the ability to do surveys via email on our ExpertScan product. This is based on requests from our customers and it is expected to be ready for sale in the first half of this year. This product feature can be sold to all of our existing ExpertScan customers that wish to also perform surveys electronically as well as to new customers that desire both paper and electronic survey capabilities.

We again passed our ISO9001:2000 Quality Management System audit with flying colors. During the course of the year, we had two separate customers come in and audit our quality system in order to use our products in nuclear processing operations. These audits went very well, and both customers said that our system operated very well and resulted in great products and service.

A dividend of $0.04 per share was paid each quarter to our shareholders. In addition to this, there was a special dividend of $1.00 per share paid in May with a total of $3,889,000 being paid in 2006 reflecting a strong balance sheet. As I stated at the beginning of this letter, Electro-Sensors, Inc. has a great group of employees, manufacturer’s representatives, and distributors that work together as a team to meet the needs of our customers. Each of us is committed to the growth and success of this company. Thank-you also to you, our shareholders, for your support and confidence in our efforts to make this a great company! Please join us for our annual meeting on April 25, 2007 at the Sheraton West Hotel in Minnetonka at 2:00 p.m.

Sincerely,

/s/ Brad Slye

Bradley D. Slye